SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Forest Laboratories, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10

(Title of Class of Securities)

345838106

(CUSIP Number)

Keith Schaitkin, Esq.

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

High River Limited Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

5,943,016

8     SHARED VOTING POWER

0

9     SOLE DISPOSITIVE POWER

5,943,016

10     SHARED DISPOSITIVE POWER

0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,943,016

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.24%

14     TYPE OF REPORTING PERSON

PN

2

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Hopper Investments LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

5,943,016

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

5,943,016

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,943,016

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.24%

14     TYPE OF REPORTING PERSON

OO

3

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Barberry Corp.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

5,943,016

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

5,943,016

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,943,016

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.24%

14     TYPE OF REPORTING PERSON

CO

4

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Partners Master Fund LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

9,590,623

8     SHARED VOTING POWER

0

9     SOLE DISPOSITIVE POWER

9,590,623

10     SHARED DISPOSITIVE POWER

0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,590,623

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.61%

14     TYPE OF REPORTING PERSON

PN

5

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Partners Master Fund II LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

3,745,325

8     SHARED VOTING POWER

0

9     SOLE DISPOSITIVE POWER

3,745,325

10     SHARED DISPOSITIVE POWER

0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,745,325

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.41%

14     TYPE OF REPORTING PERSON

PN

6

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Partners Master Fund III LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

1,651,194

8     SHARED VOTING POWER

0

9     SOLE DISPOSITIVE POWER

1,651,194

10     SHARED DISPOSITIVE POWER

0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,651,194

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.62%

14     TYPE OF REPORTING PERSON

PN

7

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Offshore LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

14,987,142

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

14,987,142

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,987,142

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%

14     TYPE OF REPORTING PERSON

PN

8

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Partners LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8,784,934

8     SHARED VOTING POWER

0

9     SOLE DISPOSITIVE POWER

8,784,934

10     SHARED DISPOSITIVE POWER

0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,784,934

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.31%

14     TYPE OF REPORTING PERSON

PN

9

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Onshore LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

8,784,934

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

8,784,934

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,784,934

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.31%

14     TYPE OF REPORTING PERSON

PN

10

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Capital LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

23,772,076

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

23,772,076

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,772,076

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.95%

14     TYPE OF REPORTING PERSON

PN

11

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

IPH GP LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

23,772,076

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

23,772,076

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,772,076

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.95%

14     TYPE OF REPORTING PERSON

OO

12

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

23,772,076

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

23,772,076

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,772,076

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.95%

14     TYPE OF REPORTING PERSON

PN

13

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

23,772,076

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

23,772,076

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,772,076

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.95%

14     TYPE OF REPORTING PERSON

CO

14

SCHEDULE 13D

CUSIP No. 345838106

1.     NAME OF REPORTING PERSON

Beckton Corp.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

23,772,076

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

23,772,076

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,772,076

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.95%

14     TYPE OF REPORTING PERSON

CO

15

SCHEDULE 13D

CUSIP No. 345838106

1     NAME OF REPORTING PERSON

Carl C. Icahn

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

0

8     SHARED VOTING POWER

29,715,092

9     SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

29,715,092

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,715,092

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%

14     TYPE OF REPORTING PERSON

IN

16

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 18 to the Schedule 13D relating to the Common Stock, par value $0.10 (the “Shares”), issued by Forest Laboratories, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2011 and amended by Amendment Nos. 1 through 17 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons hold, in the aggregate, 29,715,092 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $1.03 billion (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on August 22, 2012, the indebtedness of (i) High River’s margin account was approximately $44.0 million, (ii) Icahn Partners’ margin account was approximately $59.5 million, (iii) Icahn Master’s margin account was approximately $60.6 million, (iv) Icahn Master II’s margin account was approximately $22.7 million, and (v) Icahn Master III’s margin account was approximately $6.7 million.

Item 5. Interest in Securities of the Issuer

Items 5 (a) and (b) of the Initial Schedule 13D are hereby amended by replacing them in their entirety with the following:

For purposes of this Schedule 13D:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 29,715,092 Shares, representing approximately 11.18% of the Issuer's outstanding Shares (based upon the 265,693,834 Shares stated to be outstanding as of August 8, 2012 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012).

(b) High River has sole voting power and sole dispositive power with regard to 5,943,016 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 9,590,623 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 3,745,325 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 1,651,194 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 8,784,934 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

17

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 5 (c) of the Initial Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected since August 14, 2012, the date of the last Schedule 13D filed by the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:30 p.m., New York City time, on August 23, 2012. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

18

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River	8/16/2012	40,000	33.85
High River	8/17/2012	5,000	33.97
High River	8/17/2012	166,600	34.05
High River	8/20/2012	74,310	34.14
High River	8/21/2012	146,492	34.35
High River	8/22/2012	125,724	34.53
High River	8/23/2012	112,555	34.59

Icahn Partners	8/17/2012	28,921	34.05
Icahn Partners	8/20/2012	109,842	34.14
Icahn Partners	8/21/2012	216,544	34.35
Icahn Partners	8/22/2012	185,844	34.53
Icahn Partners	8/23/2012	166,378	34.59

Icahn Master	8/17/2012	99,936	34.05
Icahn Master	8/20/2012	119,920	34.14
Icahn Master	8/21/2012	236,403	34.35
Icahn Master	8/22/2012	202,887	34.53
Icahn Master	8/23/2012	181,639	34.59

Icahn Master II	8/16/2012	108,291	33.85
Icahn Master II	8/17/2012	13,880	33.97
Icahn Master II	8/17/2012	373,070	34.05
Icahn Master II	8/20/2012	46,831	34.14
Icahn Master II	8/21/2012	92,320	34.35
Icahn Master II	8/22/2012	79,233	34.53
Icahn Master II	8/23/2012	70,933	34.59

Icahn Master III	8/16/2012	51,709	33.85
Icahn Master III	8/17/2012	6,120	33.97
Icahn Master III	8/17/2012	164,473	34.05
Icahn Master III	8/20/2012	20,648	34.14
Icahn Master III	8/21/2012	40,701	34.35
Icahn Master III	8/22/2012	34,930	34.53
Icahn Master III	8/23/2012	31,272	34.59

19

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2012

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________

CARL C. ICAHN

20